FOR IMMEDIATE RELEASE	NEWS RELEASE

CanAlaska Uranium Commences 2012 Drill Programs

Vancouver, Canada, Jan. 23rd, 2012 -  CanAlaska Uranium Ltd. (TSX – CVV) (“CanAlaska” or the “Company”) is carrying out two major programs totalling over 14,000 metres of drilling exploration this winter at its West McArthur and Cree East uranium projects in Canada’s Athabasca Basin.  The West McArthur project is a 50/50 joint venture between the Company and MC Resources Canada Ltd., a subsidiary of Japan’s Mitsubishi Corporation.  The Cree East project is a 50/50 joint venture between the Company and a Korean consortium comprising Hanwha Corp., Korea Resources Corp. (KORES), Korea Electric Power Corp. (KEPCO) and SK Networks.

West McArthur Project:

A program of 6,800 metres in seven diamond drill holes has been laid out within the Grid 5 target area, located near Epp

Multiple Drill Targets for Winter 2012 Programme
Epp Lake
Susan Lake
Fox Lake
GRID 5
C10 Conductor
474000
476000
478000
480000
482000
484000
486000
105°20'0"W
57°45'0"N
Legend
MLEM Conductors
Claims Location
Lakes
Background: Magnetic Derivative
TMI
-456.5 -246.4 -140.1 -33.7 81.0
0 0.5 1 2
Kilometres
CanAlaska Uranium Ltd.
Mitsubishi Corporation
West McArthur Project
Grid 5
Conductors and Magnetics
UTM NAD 83, Zone 13
NTS: 074H11, H14
Scale: 1 : 60 000
Date: Jan 16, 2012
Drawn by: AS
WMA 21 09 11
Fig No: 1

News Release	Page 1	January 23, 2012

Lake in the centre of the project area.  Camp access has been constructed and drilling with two drills is expected to commence by January 30th, 2012.  The Company has carried out extensive ground geophysical work in this area over the past two years and has defined a series of conductors and multiple areas of low resistivity in the sandstone, suggestive of possible clay alteration.  These clay-altered “breaches” in the sandstone cover are typical for all the known major uranium deposits in the Athabasca Basin.  The geophysical targets in this area are supported by sub-anomalous lake sediment and surface sandstone boulder geochemistry, together with a few inferred geological structures.

The Grid 5 targets lie along a basement conductor, which appears to trend to the east into the Fox Lake - C10 conductor, which Cameco Corporation describes under its adjacent Read Lake project as showing “potential of hosting a significant deposit” with “significant mineralization found 90 to 150 metres above unconformity” from a total of 8 holes drilled in 2008 along the C10 conductor.

Cree East Project:

Winter geophysical survey work commenced on the Cree East project in December 2011, and was completed early in January 2012.  Diamond drilling of 7,600 metres in 18 drill holes within Zones A, B, C, D, G, I, and J with two drills is due to commence on January 25th, 2012.  Crews are currently setting-up the camp and preparing drill site access.

The main drill targets on the Cree East project have been defined by previous drill programs, the most recent significant drill hole being CRE073, which was lost in a highly-altered zone of strongly hematised massive clay in basement rock at Zone A.  This hole was a 100-metre step out to the northwest of holes CRE035 and CRE037.  Within this immediate area all previous drill-holes have located major fault offsets, with hematization and clay alteration both in the sandstone and basement units.  In CRE073, the basement was intersected 40-50 metres higher than expected and the drill hole cut a repetition of the sandstone, in what is thought to be a reverse fault, but the drill hole was lost at a major clay zone, approximately 100 metres from its target depth.  The analyses of drill core samples show elevated silver (see News Release - August 30, 2011), associated with elevated copper, cobalt, nickel, zinc and minor uranium mineralization in the basement clay zones and in the associated pegmatites and pelites.  The target will be one of the first drill holes of the 2012 program.

This CRE 073 drill intersection is depicted on cross-section A-A’ below (Fig 2).   The section shows that the uranium halo (including anomalous nickel, arsenic and lead) in the sandstone reaches more than 100 metres above the unconformity.

News Release	Page 2	January 23, 2012

Zone A: Section across Conductor
A1
A1'
CRE008
CRE009
CRE044
CRE046
CRE073
CRE035
CRE048
CRE016
CRE002
CRE028
500 a.s.l.
400 a.s.l.
300 a.s.l.
200 a.s.l.
100 a.s.l.
OB
MFd
MFc
MFb
Smart
UC
Sandstone Formations
Unconformity
Basement
150m
0.5
0.8
1.0
1.5
Hole CRE073
- Unconformity repeated + elevated
- Silver: 200 ppm
- Copper: 1327 ppm
- Cobalt: 306 ppm
- Nickel: 1383 ppm
Hole lost in multiple zones of massive hematized clays in basement, 100 metres before target depth.
Legend
U ppm Contour
Planned Drill Holes
Drill Holes
Faults
Lithological Contact
Unconformity
Fracturing %
A1
CRE073
Zone A
A1'
Zone I
Zone C
Kilometres
CanAlaska Uranium Ltd.
Cree East Project
Uranium in Sandstone
Fracture Zones, Unconformity Offsets
UTM NAD 83, Zone 13
Date: Jan 18, 2012
Drawn by: AS
CRE 18 01 2012
Fig No:
2

Further areas of co-incident low resistivity in the sandstone of these areas have been outlined by geophysical surveys and represent the prime targets for drill-testing under the newly approved budget.

President Peter Dasler commented: “At both West McArthur and Cree East, we are working on two physically large projects with multiple significant targets.  These targets are now being progressively tested by drill programs.  On each project, we have the strong support and financing of our major international joint venture partners.  Our crews are very experienced in the work that they are doing, and Company management is confident that they have the ability to complete this work successfully.  Our prime targets match the features characteristic of major zones of uranium mineralization elsewhere in the Athabasca Basin, and our significant knowledge gained from previous drill programs provide us with the confidence for the current programs to be very successful.”

Peter Dasler, M.Sc., P Geo. is the qualified technical person responsible for this news release.

News Release	Page 3	January 23, 2012

About CanAlaska Uranium

CANALASKA URANIUM LTD. (CVV -- TSX, CVVUF -- OTCBB, DH7F -- Frankfurt) is undertaking uranium exploration in twenty one uranium projects in Canada's Athabasca Basin -- the "Saudi Arabia of Uranium".  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  To-date, CanAlaska has expended over Cdn$75 million exploring its properties and has delineated multiple uranium targets.

For more information, visit www.canalaska.com

On behalf of the Board of Directors

Peter Dasler, M.Sc., P.Geo., President & CEO,
CanAlaska Uranium Ltd.

Contact:

Emil Fung,  Director & V.P. - Corp. Dev.

Tel: +1.604.688.3211  x318

Email: info@canalaska.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	Page 4	January 23, 2012